FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated April 20, 2006, regarding impact of IFRS on Fiscal 2005 Financial Statements.

2

Item 1

P R E S S R E L E A S E . . .

Impact of IFRS on Fiscal 2005 Financial Statements

Paris, April 20, 2006 SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the world’s leading Food and Management Services company, is applying IFRS effective September 1, 2005 and today is presenting the effects of these principles on its fiscal 2005 financial statements:

  The Group has elected to present its income statement by function in compliance with the option permitted by IAS 1
  As the concept of exceptional items does not exist in IFRS, certain transactions have been reclassified to operating profit or net financial expense
  Charges related to stock option plans are recorded in operating profit, in accordance with IFRS 2
  Goodwill is no longer amortized.

The principal accounting options relating to the initial application of IFRS and the principal stated impacts conform with the information communicated in the Reference Document for fiscal 2005.

Below is a summary of principal impacts:

Fiscal 2005 millions €	French GAAP	IFRS

Revenues	11,672	11,693

EBITA / Operating profit	530	443

EBITA / Operating profit before US litigation	531	505

Group Net Income	159	215

Shareholders' equity	2,136	2,063

Revenues

Application of IFRS had a minimal impact on revenues.

Operating profit

Operating profit of 443 million euro in IFRS includes French GAAP EBITA, goodwill impairment charges, and the majority of exceptional income and expense items.

Excluding the impact of the provision recorded in connection with the US litigation, operating profit was 505 million euro as compared to 530 million euro in French GAAP.

Excluding this provision, the IFRS operating margin was 4.3%.

P R E S S R E L E A S E . . .

Net income

Net income was 215 million euro compared to 159 million euro in French GAAP. The difference mainly results from the reversal of goodwill amortization (IAS 36).

Cash and cash equivalents

Cash and cash equivalents totaled 928 million euro (net of bank overdrafts) in IFRS as of August 31, 2005 as compared to 1,366 million euro in French GAAP. A more restrictive definition of cash and cash equivalents in IFRS resulted in the following changes:

The accounts described below, principally pertaining to the Service Vouchers and Cards activity, are presented as current financial assets:

o	investments with maturities greater than three months of 120 million euro, and

o	restricted cash of 206 million.

In addition, in accordance with IAS 32, treasury shares of 99 million euro are now presented as a reduction to shareholders’ equity.

Borrowings

As of August 31, 2005, bank overdrafts are reclassified as cash equivalents and borrowings increased by 19 million euro. This arises principally from the recognition of capital leases related to financing by arrangements guaranteed by French municipalities which were previously accounted for as operating leases.

Shareholders’ equity

As of August 31, 2005, shareholders’ equity totaled 2,063 million euro as compared to 2,136 million euro in French GAAP.

The Group has elected to apply the provisions of the amended IAS 21, under which goodwill is treated as an asset of the acquired company and consequently is accounted for in the subsidiary’s functional currency. This adjustment had a negative impact of 32 million euro as of August 31, 2005 and 99 million euro as of September 1, 2004.

Group shareholders’ equity was also reduced as a result of the reclassification of treasury shares as part of the stock options plan.

In addition, as permitted under IFRS 1, the Group has decided to recognize all accumulated actuarial gains and losses arising on retirement and other employee benefit plans as of September 1, 2004. Similar treatment was also adopted in the preparation of the consolidated French GAAP financial statements for fiscal 2005.

A detailed presentation of the impact of the transition to IFRS for fiscal 2005 will be included in the notes to the consolidated financial statements for the first half of fiscal 2006.

P R E S S R E L E A S E . . .

♦	Contacts
Press:
William Mengebier
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 50 10
E-mail : william.mengebier@sodexhoalliance.com
Nathalie Solimena
Tel. : + 33 (1) 30 85 73 29 – Fax : + 33 (1) 30 85 50
E-mail : nathalie.solimena@sodexhoalliance.com

Investor Relations:
Jean-Jacques Vironda
Tel: + 33 (1) 30 85 72 03 – Fax + 33 (1) 30 85 50 88
E-mail : jean-jacques.vironda@sodexhoalliance.com

♦	Conference call

SODEXHO ALLIANCE will hold a conference call today to comment on the impact of IFRS on its fiscal 2005 financial statements. The call will begin at 6:00 p.m. (Paris time). The call-in access number is + 33 1 72 28 01 56. This press release and a slideshow presentation will be available by clicking on the link www.sodexho.com, under the “latest news” section, beginning at 5:35 p.m. To access the replay of the conference call, please dial + 33 1 72 28 01 49 and enter the code: 179928#.

♦	Financial communication calendar

♦	First-half fiscal 2006 results

The press release for first-half fiscal 2006 results will be published on May 11. Presentations for analysts and journalists will be held the same day, at Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

♦	First nine months fiscal 2006 revenues

Wednesday, July 5, 2006, conference call.

The above dates are provided for information only and are subject to change.

♦	About SODEXHO ALLIANCE

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. For fiscal 2005, which closed August 31, 2005, SODEXHO ALLIANCE had sales of 11.7 billion euros. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 6.2 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

P R E S S R E L E A S E . . .

Annex 1 - Fiscal 2005 : Income statement, Consolidated balance sheet and statement of cash flow

CONSOLIDATED BALANCE SHEET	in millions of euro
IFRS
	August 31, 2005	August 31, 2004

Non-current assets
Property, plant and equipment	406	411
Goodwill	3 711	3 726
Other intangible assets	225	225
Associates	26	16
Financial assets	74	72
Other non-current assets	18	17
Deferred tax assets	225	189
Total non-current assets	4 685	4 656

Current assets
Financial assets	7	8
Derivative financial instruments	40	38
Inventories	176	162
Income tax	19	56
Trade receivable	1 750	1 639
Restricted cash and financial investments
related to the Service Vouchers and Cards
activity	326	337
Cash and cash equivalents	949	782
Total current assets	3 267	3 022
Total assets	7 952	7 678

Shareholders' equity
Capital	636	636
Share premium	1 186	1 186
Undistributed net income	708	738
Consolidated reserves	-467	-624
Total group shareholders' equity	2 063	1 936
Minority interests	18	24
Total shareholders' equity	2 081	1 960

Non-current liabilities
Borrowings	1 891	1 784
Employee benefits	308	310
Other liabilities	82	52
Provisions	53	55
Deferred tax liabilities	50	58
Total non-current liabilities	2 384	2 259

Current liabilities
Bank overdraft	21	23
Borrowings	85	437
Derivative financial instruments	2	9
Income tax	84	104
Provisions	97	25
Trade and other payable	2 197	2 017
Vouchers payable	1 001	844
Total current liabilities	3 487	3 459

Total equity and liabilities	7 952	7 678

P R E S S R E L E A S E . . .

CONSOLIDATED INCOME STATEMENT

	(in millions of euro)

	Year 2004-2005	%Revenues

Revenue	11 693	100%
Cost of sales	(10 039)	-85.9%
Gross profit	1 654	14.1%

Sales department costs	(141)	-1.2%
General and administrative costs	(1 003)	-8.6%
Other operationf income and charges	(67)	-0.6%
Operating profit before financing costs	443	3.8%

Net financing costs	(105)	-0.9%
Share of profit of associates	(6)
Profit before tax	332	2.8%
Income tax expense	(108)	-0.9%
Profit (loss) from discontinued operations	-
Profit for the period	224	1.9%

Minority interests	9	0.1%
Group profit for the period	215	1.8%

Earnings per share (in euro)	1.35
Diluted earnings per share (in euro)	1.35

P R E S S R E L E A S E . . .

CASH FLOW
(in millions of euro)	Year 2004/2005

Operating activities
Operating profit before financing costs	443
Non cash items
Depreciations	192
Provisions	62
Losses (gains) on disposal and other, net of tax	10
Dividends received from associates	0
Change in working capital from operating activities	233
change in inventories	(14)
chance in client and other accounts receivable	(59)
change in supplier and other liabilities	164
change in service vouchers and cards to be reimbursed	123
change in financial investments related to the Service Vouchers and Cards
activity	19
Interests paid	(122)
Interests received	19
Income tax paid	(136)
Net cash provided by operating activities	701
Investing activities

Tangible and intangible fixed assets investments	(186)
Fixed assets disposals	22
Change in financial investments	(1)
Acquisitions of consolidated subsidiaries	(3)
Disposals of consolidated subsidiaries	(3)
Net cash used in investing activities	(171)
Financing activities
Dividends paid to parent company shareholders	(109)
Dividends paid to minority shareholders of consolidated companies	(8)
Change in shareholders' equity	(13)
Proceeds from borrowings	464
Repayment of borrowings	(718)
Net cash provided by (used in) financing activities	(384)
Increase in net cash and cash equivalents	146
Net effect of exchange rates on cash	23
Cash and cash equivalents, as of beginning of period	759

Cash and cash equivalents, as of end of period	928

P R E S S R E L E A S E . . .

Annex 2 :
First-half fiscal 2005 income statement

CONSOLIDATED INCOME STATEMENT

	(in millions of euro)

	6 months 2004-2005	%Revenues

Revenue	5 902	100%
Cost of sales	(5 068)	-85.9%
Gross profit	834	14.1%
Sales department costs		-1.1%
	(66)
General and administrative costs		-8.5%
	(499)
Other operationf income and charges		-1.0%
	(59)
Operating profit before financing costs	210	3.6%

Net financing costs		-0.9%
	(54)
Share of profit of associates
	(2)
Profit before tax	154	2.6%
Income tax expense		-1.0%
	(57)
Profit (loss) from discontinued operations
	-
Profit for the period	97	1.6%

Minority interests		0.1%
	3
Group profit for the period	94	1.6%

Earnings per share (in euro)	0.59
Diluted earnings per share (in euro)	0.59

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: April 21, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer